UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 21, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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RHEIN BIOTECH N.V. TO BE DELISTED FROM FRANKFURT STOCK EXCHANGE



Rhein Biotech N.V. shares to be exchanged for Crucell shares

LEIDEN, THE NETHERLANDS, NOVEMBER 16, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) today announced plans to de-list Rhein Biotech N.V. from the Frankfurt stock exchange. The de-listing will be effectuated by way of a legal merger between Rhein Biotech NV and Berna Rhein BV, a Crucell group company. Rhein Biotech N.V. shareholders will receive
1.158 Crucell NV shares in exchange for each Rhein Biotech share held.

Ownership of Rhein Biotech N.V. is currently divided between Berna Biotech AG in Switzerland, also fully owned by Crucell N.V., with a 92.7% holding, and external shareholders, who hold the remaining 7.3% of Rhein Biotech N.V. shares. Rhein Biotech N.V. will legally merge into Berna Rhein BV, a subsidiary in the Crucell group, against Crucell shares. The share capital of Crucell will be extended with 345,350 shares, which is less than 1% of the current outstanding share capital. It is expected that the merger will be effected before December 31, 2006.

"De-listing Rhein Biotech N.V. will increase our shareholder value by reducing administrative costs as well as reduce our external reporting requirements," commented Rene Beukema, General Counsel and Corporate Secretary of Crucell. "The merger and subsequent delisting will streamline our corporate structure and create more transparency, which we believe, will enhance our overall corporate governance."


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                      FOR CRUCELL IN THE US:
Paul Vermeij                                      REDINGTON, INC.
Director Investor Relations and
Corporate Communications                          Thomas Redington
Tel. +31-(0)71-524 8718                           Tel. +1 212-926-1733
p.vermeij@crucell.com                             tredington@redingtoninc.com






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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   November 21, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer